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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT

FORM X-17A-5
PART III

04019329

SEC FILE NUMBER
8- 42366

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____4/1/03____ AND ENDING ___3/31/04___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Garbacz Group, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

655 Craig Road, Suite 104
_____
                              (No. and Street)

St. Louis   MO   63141
_____
         (City)   (State)   (Zip Code)

OFFICIAL USE ONLY

FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
 Joseph Garbacz   (314) 991-1303
                                                (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Boyd, Franz & Stephans LLP, CPA's
_____
            (Name – if individual, state last, first, middle name)

12755 Olive, Suite 117, St. Louis, MO   63141
_____
      (Address)   (City)   (State)   (Zip Code)

PROCESSED
JUN 18 2004
THOMSON
FINANCIAL

SEC MAIL RECEIVED
JUN 14 2004
WASH. D.C.
187 SECTION
PROCESSING

CHECK ONE:
 ☒ Certified Public Accountant
 ☐ Public Accountant
 ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____ Joseph Garbacz _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____ The Garbacz Group, Inc. _____ , as
of _____ March 31 _____ , 20 __04__ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____
Signature

_____
Title

_____
Notary Public

JANE K. GARBACZ, Notary Public
STATE OF MISSOURI, ST. LOUIS COUNTY
MY COMMISSION EXPIRES _1-13-08_

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. — **Cash Flows**
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE GARBACZ GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2004

Boyd, Franz & Stephans LLP

Certified Public Accountants

12755 Olive Street Road
Suite 117
St. Louis, Misssouri 63141
314/576-7400
Fax 314/576-3770
www.bfsllp.com

John P. Nanos, CPA

Stephen M. King, CPA

Michael P. Siebert, CPA



May 10, 2004

To the Shareholders and
 Board of Directors
The Garbacz Group, Inc.

Independent Auditors' Report

      We have audited the accompanying statement of financial condition of The Garbacz Group, Inc., as of March 31, 2004, and the related statements of income and retained earnings, cash flows, and changes in stockholders' equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

      We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Garbacz Group, Inc., as of March 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

      Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Boyd, Franz & Stephans LLP

THE GARBACZ GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2004

ASSETS

Cash		$ 127,814
Commissions receivable		27,098
Temporary investments, at market (Note 3)		89,034
Property, furniture, equipment and leasehold improvements - net of accumulated depreciation of $101,851		41,060
Other assets:		
Deposit	$ 25,000	
Income tax refund receivable	4,805	
Employee advance	3,384	
Prepaid income taxes	780	33,969
Total assets		$ 318,975

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable		$ 6,362
Accrued profit sharing plan contribution (Note 9)		27,392
Accrued payroll taxes		45,859
Sales tax payable		1,374
Note payable (Note 5)		13,554
Total liabilities		$ 94,541
Stockholders' equity:		
Common stock, authorized 100,000 shares, issued and outstanding 25,000 shares	$ 25,000	
Retained earnings	199,434	224,434
Total liabilities and stockholders' equity		$ 318,975

See Notes to Statement of Financial Condition.

THE GARBACZ GROUP, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2004

Note 1: Description of Business -

The Garbacz Group, Inc., a Missouri corporation, was organized in 1990 for the purpose of providing broker-dealer services to its customers. The Company services the Midwest region of the United States and sells stocks and bonds, variable and fixed annuities and mutual funds.

Note 2: Concentrations of Credit Risk -

The Company is a registered broker-dealer in securities that introduces its customers to another broker-dealer who carries such accounts on a fully disclosed basis. The Company promptly forwards all funds and securities received in connection with its activities as a broker-dealer and does not otherwise hold funds or securities for, or owe money to, customers and does not otherwise carry proprietary or customer accounts.

The Company maintains its cash deposits in various financial institutions, which sometimes include amounts in excess of that insured by the Federal Deposit Insurance Corporation.

Note 3: Significant Accounting Policies -

Security transactions and related commission revenue and expense are recorded on a trade date basis.

The Company records temporary investments at market and the unrealized gain/loss is reflected on the books.

Depreciation is provided by various methods using useful lives ranging from five to seven years.

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The Company expenses advertising costs as incurred.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 4: Deferred Income Taxes -

Deferred income taxes result from differences in the timing of revenue and expense recognition for tax purposes and financial reporting purposes.

THE GARBACZ GROUP, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2004

Note 5: Notes Payable -

Detail of notes payable is as follows:

	Current Portion	Non-Current Portion	Total
Note payable to Ford Credit due June 2005, monthly payment of $909 includes interest at .9%	$ 10,829	$ 2,725	$ 13,554

Note 6: Net Capital Requirements -

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At March 31, 2004, the Company had net capital and net capital requirements of approximately $150,452 and $50,000, respectively.

Note 7: Reserve Requirements -

The Company is exempt from the reserve requirements of the Securities Exchange Act of 1934, per section (K)(2)(B) of Rule 15c3-3.

Note 8: Leases -

The Company leases its office under a lease commencing June 1, 2003, through June 30, 2006. The office space includes a portion that is subleased from Accu-Care Home Nurses, Inc. In the normal course of business, operating leases are generally renewed or replaced by other leases. Required yearly payments are as follows:

	Building
2004	$ 23,838
2005	25,398
2006	25,398
2007	25,398
2008	25,398
	$ 125,430

Note 9: Simplified Employee Pension Plan -

Effective for the year ending March 31, 1997, the Company established a Simplified Employee Pension Plan which covers all eligible employees. A 12.1% contribution of $27,392 was made for the current year.